July 12, 2006

Mr. Yaron Eitan
CEO and President
Vector Intersect Security Acquisition Corp.
65 Challenger Road
Ridgefield Park, NJ 07660

> **Re:** **Vector Intersect Security Acquisition Corp.**
> **Amendment No. 2 to Registration Statement on**
> **Form S-1**
> **Filed June 8, 2006**
> **File No. 333-127644**

Dear Mr. Eitan:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.	Prior to the effectiveness of this registration statement, provide the staff with a copy of the letter or a call from the NASD that it has no objection regarding the underwriters' compensation arrangements.

2.	Please file your restated and amended certificate of incorporation as an exhibit.

Registration Statement Fee Table

3.   Rule 416 may not cover the adjustments contemplated by the warrants, and an "indeterminate number of shares" cannot be registered. Please revise the footnote language to clarify what Rule 416 covers or delete the reference.

Prospectus Cover Page

4.   In light of your subsequent risk factor disclosure, please modify the statement that "public stockholders will receive approximately $7.85 per unit … in the event of a liquidation of our company prior to consummation of a business combination."

5.   Please revise throughout the prospectus to clarify whether the company, in the event of liquidation, would be obligated to repay the loans and other reimbursements to management prior to the distribution of the funds held in trust to the public stockholders.

Prospectus Summary, page 1

6.   Provide, here or elsewhere in the prospectus as appropriate, a definition for the term "public stockholder" as used by the company with respect to this offering. In this context, please discuss in particular whether this term would include the "existing stockholders" of the company and/or their affiliates, in the case of shares held by such persons that are acquired in the offering, pursuant to open market purchases of units, common stock or warrants, or from the private placement.

7.   Please explain in more detail, the statement on page 2 that "[m]anagement believes that it would be able to pursue either spin-offs from larger third party transactions."

8.   Please clarify here and throughout the prospectus, where appropriate, to disclose the conversion rights of your existing officers and directors, and existing shareholders with respect to any shares acquired by the existing stockholders before the IPO, in the IPO, and in the after market. Please also discuss whether they will have appraisal rights under Delaware law.

9.   We note your disclosure that you have not had any "substantive discussions" with respect to effecting any potential business combination with your company. Please discuss any preliminary discussions you have had. You state that Mr. Abramowitz received three unsolicited communication, please disclose the potential target entities of these and any additional unsolicited communications and discuss whether the company will consider such targets.

10.   Please identify the entity that will purchase the 93,750 units in the private
        placement and disclose additional information about its status. This discussion
        should include, at a minimum, the number of other investors in this entity and
        their status with respect to your claimed exemption. Please revise accordingly
        your disclosure under Item 15 of Form S-1.

11.   We note that the warrants may be exercised on a cashless basis. Please explain
        how this will be accomplished.

12.   Please disclose when a proxy statement seeking approval of dissolution will be
        filed if you did not enter any letter of agreement by the end of the 18th months.

13.   Please identify the executive officer that has agreed to indemnify you for all
        claims of vendors. Further, please provide a detailed list or discussion for claims
        by vendors that you will not be indemnified.

14.   Please clarify whether Rodman & Renshaw and/or any of your officers and
        directors and existing stockholders have current affiliations with any company in
        your target industry that may be considered as a potential target. If so, please
        disclose the potential targets currently affiliated with them.

Risk Factors, page 12

15.   We note risk factor six. Please clearly disclose the circumstances when
        stockholders "could potentially" be held liable for "any" claims to the extent of
        the distribution received by them. Please discuss the ramifications of liability to
        your investors for your company's failure to follow the procedures imposed by
        section 280 of Delaware General Corporation Law. Specifically, how long of a
        period the liability may extend and the possibility and likelihood of your investor
        held liable beyond the distributions received by them.

16.   We note risk factor eight. Please clarify how Delaware law defines "majority."

17.   In risk factor 15, you indicate that your officers and directors are affiliated with
        entities, including other blank check companies and may present business
        opportunities to them. Please identify members of your management and board of
        directors who have current obligations to present business combination
        opportunities to other entities and identify the entities. Please also include a
        section in the prospectus discussing your management's prior involvement in
        blank check companies.

18.   Please discuss whether any members of your management may seek employment
        or consultation agreement in connection with the business combination. We note

your disclosure on page 37 that your officers, directors, and existing stockholders may received fees or compensation for any services provided following such business combination.   Identify the members who are likely to seek employment or consultation agreement and discuss any possible conflicts of interest.

19.   Based on our review of your disclosures and underlying documents, it would appear that the ability to exercise the warrants will depend on the availability of a state exemption for the sale and that you do not undertake any responsibility to register these transactions in states beyond your initial filing. However, as there will be a secondary trading market in these warrants, it is conceivable that warrant holders may be in states where a registration statement will not be in effect – and accordingly, based on their state of residence, the rights associated with their warrant may vary. Please include a separate risk factor discussing the state registration requirements, including a statement clarify in which states you will register (and which you will not) and stating the likely effect that this will have on the warrant holder.

Use of Proceeds, page 27

20.   Please substantially revise the use of proceeds table to include all of the acquisition expenses and non-acquisition expenses and the amounts of each expense, such as legal and accounting, payment for office space and administrative and support services, due diligence and working capital. The company may want to combine the "Use of proceeds not held in trust" with the expenses associated with the interest earned on the trust. Also include a line item that discloses the total amount of theses expenses. For example, in the table, please discuss the expenses that are associated with the $1,500,000 of interest income. Disclosure that details how these expenses will be funded could be included in the heading, footnotes and/or subsequent disclosure to the table.

21.   We note the $7,500 per month fee that may be paid to certain officers and directors for office space and administrative services. Please include the total amount of these expenses in the table or advise us why such disclosure is not necessary.

22.   We note that the company has added line items reflecting proceeds from management loans. However, the company has not presented a line item reflecting the repayment of management loans. Please advise.

Proposed Business, page 35

23.   We note that you may pay Rodman & Renshaw 3% of the aggregate consideration paid by you in the business combination if it introduces you a target that you consummate a business combination with. Please clarify whether you

may pay additional finder's fee to it on top of the 3% fee. A validly executed Financial Services Advisory Agreement should be filed. Please describe in greater details the material terms of the agreement, including services to be provided, and clarify how the cash fee at the closing will be paid. Disclose whether this fee is reflected in the "Use of Proceeds" table.

Comparison to Offerings of Blank Check Companies, page 47

24.   In the table, please include a discussion that compares the terms of the offering with the terms under Rule 419 with respect to the shareholders' right to receive interest earned from the funds held in trust. Rule 419(b)(2)(iii) provides that, "Deposited proceeds and interest or dividends thereon, if any, shall be held for the sole benefit of the purchasers of the securities." It appears that the shareholders' right to the interest income from the trust is a separate issue from "Release of funds." Please revise accordingly. In addition, the company may want to consider adding a risk factor regarding the stockholders' limited right to receive interest earned from the funds held in trust in comparison to the requirements under Rule 419.

Underwriting, page 63

25.   We note that you have granted the underwriter the right to have its designee present at all meetings for the earlier of two years. Please explain the purpose of having a designee that will be able to attend all board meetings and receive non-public communications of the company and how this complies with Rule 10b5-1.

26.   Please advise us whether the company or the underwriter(s) intend to conduct a directed share program in conjunction with this offering. If the company or the underwriters intend to engage a directed share program in conjunction with this offering, please describe to us the mechanics of how and when these shares were or will be offered and sold to investors in the directed share program for this offering. For example, tell us how the prospective recipients and number of reserved shares is determined. Tell us how and when the company and underwriter notified or will notify the directed share investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered securities, including how and when any communications are sent or received or funds are received by the underwriters or you. How do the procedures for the directed share program differ from the procedures for the general offering to the public? Provide us with copies of all written communications with prospective purchasers about the directed share program.

Part II

Recent Sales of Unregistered Securities

27.   Please include the private placement in this section. Clarify when the agreement was entered into, the exemption relied upon and the facts supporting your reliance upon the exemption.

28.   For the transactions relied upon Section 4(2) of the Securities Act, please address access to information test.

29.   We note that subsequent to the issuance date, the shareholders in the August 2005 transactions transferred all or a portion of their shares to your current stockholders. Please identify the stockholders to whom they transferred the shares, the amount of the shares and clarify the exemptions and the facts they relied upon.

Exhibits

30.   Please file as possible the remaining exhibits in order to allow sufficient time for the staff to review the exhibits.

Closing Statements

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        You may contact at (202) 551- or at (202) 551-if you have questions regarding comments on the financial statements and related matters. Please contact H. Yuna Peng at (202) 551-3391 or Tom Kluck, who supervised the review of your filing, at (202) 551-3233 with any other questions.

                                                Sincerely,

John Reynolds
Assistant Director

cc: Mitchell S. Nussbaum, Esq.
        (212) 407-4990